

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Joseph C. Visconti
Chief Executive Officer
Twin Vee PowerCats Co.
3101 S. U.S. Highway 1
Fort Pierce, FL 34982

> **Re: Twin Vee PowerCats Co.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 11, 2022**
> **File No. 333-267372**

Dear Joseph C. Visconti:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed October 11, 2022

The Merger Transaction
Certain U.S. Federal Income Tax Consequences of the Merger, page 96

1.   We note your response to comment 1. Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a). In addition, if tax counsel will file a short form opinion as Exhibit 8.1, please clearly state that the conclusion in the prospectus is the opinion of counsel. Please also remove any statement that assumes the material tax consequences at issue (e.g., "The following summary sets forth the material federal income tax consequences... assuming, that the merger will constitute a 'reorganization' within the meaning of Section 368(a) of the Code"). Refer to Section III of Staff Legal Bulletin No. 19.

      Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at (202) 551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Leslie Marlow